Exhibit 99.1

Fiverr Announces Fourth Quarter and Full Year 2023 Results

●	Delivered strong results for 2023. We successfully executed our strategic priorities and surpassed both revenue and Adjusted EBITDA targets that we set at the beginning of the year.
●
AI drove a +4% uplift in GMV. Our investments in AI and highly skilled categories led to a 4% net positive impact on GMV in 2023. Complex services contributed to 32% of total GMV in 2023, with y/y growth of 29%, accelerating from 12% in 2022.

●	Strong expansion in take rate. Take rate grew 160 bps in 2023 to 31.8%, driven by both Promoted Gigs, which grew 80% y/y in revenue, and Seller Plus, which grew 2.5x in revenue.
●
Supercharged our platform with AI innovation. In our recent Winter Product Release, announced on January 30, we delivered major upgrades across our platform with the latest AI technology. This includes a brand new homepage with Fiverr NeoTM and AI-powered personalization, AI-assisted briefing capability, and a new AI-driven seller leveling system.

●
Expect GMV to accelerate in 2024. Key priorities in 2024 include expanding our  market share in complex service categories, driving adoption of Fiverr Business Solutions, and continued innovation around AI. We expect to take a balanced approach to drive profitable growth in 2024, with accelerating GMV, sustainable take rate, and continued expansion in Adjusted EBITDA.

NEW YORK, Feb 22, 2024 - Fiverr International Ltd. (NYSE: FVRR), the company that is changing how the world works together, today reported financial results for the fourth quarter and full year 2023. Complete operating results and management commentary can be found in the Company’s shareholder letter, which is posted to its investor relations website at investors.fiverr.com.

“We are pleased to deliver strong results for 2023 with both revenue and Adjusted EBITDA ahead of our targets set at the beginning of the year. In the face of an uncertain macro environment, we continue to lead through innovation. Our latest Winter Product Release announced on January 30 is a jam-packed with new products and features, with AI integrated across the platform” said Micha Kaufman, Fiverr’s Founder and CEO. “We entered 2024 with great confidence that we will continue to deliver profitable growth, expand our market share in the digital services industry, and create long lasting values for both our community and our shareholders.”

Ofer Katz, President and CFO at Fiverr, added, “For 2023, we successfully executed our strategy of strengthening core marketplace, moving upmarket and investing in AI, while diligently managing our expenses. When top-of-funnel acquisition is expensive, we leaned inward by maintaining strong marketing efficiency, generating more revenue from repeat business, and continuing to expand our wallet share with our customers. We more than doubled our Adjusted EBITDA margin in 2023, and achieved annual GAAP profitability for the first time in our history. For 2024, we expect to accelerate our GMV growth with sustainable take rate, and continue to make steady pace in improving our bottom line.”

Fourth Quarter 2023 Financial Highlights

●	Revenue in the fourth quarter of 2023 was $91.5 million, compared to $83.1 million in the fourth quarter of 2022, an increase of 10.1% year over year.
●	Active buyers[1] as of December 31, 2023 was 4.1 million, compared to 4.3 million as of December 31, 2022, a decrease of 5% year over year.
●	Spend per buyer[1] as of December 31, 2023 reached $278, compared to $262 as of December 31, 2022, an increase of 6% year over year.
●	Take rate[1] for the period ended December 31, 2023 was 31.8%, up from 30.2% for the period ended December 31, 2022, an increase of 160 basis points year over year.
●
GAAP gross margin in the fourth quarter of 2023 was 83.1%, an increase of 210 basis points from 81.0% in the fourth quarter of 2022. Non-GAAP gross margin[1] in the fourth quarter of 2023 was 84.6%, an increase of 150 basis points from 83.1% in the fourth quarter of 2022.

●
GAAP net income in the fourth quarter of 2023 was $4.7 million, or $0.12 basic and diluted net income per share, compared to ($1.3) million net loss, or ($0.03) basic and diluted net loss per share, in the fourth quarter of 2022.

●
Non-GAAP net income[1] in the fourth quarter of 2023 was $23.1 million, or $0.6 basic non-GAAP net income per share[1] and $0.56 diluted non-GAAP net income per share[1], compared to $10.7 million non-GAAP net income, or $0.29 basic non-GAAP net income per share[1] and $0.26 diluted non-GAAP net income per share[1], in the fourth quarter of 2022.

●
Adjusted EBITDA[1] in the fourth quarter of 2023 was $16.1 million, compared to $9.4 million in the fourth quarter of 2022. Adjusted EBITDA margin[1] was 17.6% in the fourth quarter of 2023, compared to 11.3% in the fourth quarter of 2022.

Full Year 2023 Financial Highlights

●	Revenue in 2023 was $361.4 million, an increase of 7.1% year over year.
●	GAAP gross margin in 2023 was 82.9%, an increase of 240 basis points from 80.5% in 2022. Non-GAAP gross margin[1] in 2023 was 84.5%, an increase of 150 basis points from 83.0% in 2022.
●
GAAP net income in 2023 was $3.7 million, or $0.10 basic net income per share and $0.09 diluted net income per share[1], compared to a net loss of ($71.5) million, or ($1.94) basic and diluted net loss per share, in 2022. Non-GAAP net income[1] in 2023 was $80.4 million, or $2.11 basic Non-GAAP net income per share[1] and $1.95 diluted Non-GAAP net income per share[1], compared to $28.9 million, or $0.78 basic Non-GAAP net income per share[1] and $0.71 diluted Non-GAAP net income per share[1], in 2022.

●	Adjusted EBITDA[1] in 2023 was $59.2 million, compared to $24.4 million in 2022. Adjusted EBITDA margin[1] was 16.4% in 2023, an increase of 920 basis points from 7.2% in 2022.

1 This is a non-GAAP financial measure or Key Performance Metric. See “Key Performance Metrics and Non-GAAP Financial Measures” and reconciliation tables at the end of this release for additional information regarding the non-GAAP metrics and Key Performance Metrics used in this release.

Financial Outlook

Below we provide our management guidance for the first quarter and full year of 2024, reflecting the recent trends on our marketplace.

Unpacking the underlying drivers, we expect to accelerate our GMV growth by 1%-2% as we continue to invest in progressing upmarket and complex services. Take rate is expected to expand at a more moderate pace in 2024 compared to 2023. Spend per buyer is also expected to accelerate in terms of y/y growth rate, and active buyers to continue to maintain similar trends as in 2023.

For Adjusted EBITDA, we expect to expand our Adjusted EBITDA margin at a steady pace and continue to make progress towards our long-term target of 25%. Overall, we expect to take a balanced and measured approach in driving profitable growth in 2024.

	Q1 2024	FY 2024
Revenue	$91.5 - $93.5 million	$379.0 - $387.0 million
y/y growth	4% - 6% y/y growth	5% - 7% y/y growth
Adjusted EBITDA(1)	$12.5 - $14.5 million	$65.0 - $73.0 million

Conference Call and Webcast Details

Fiverr’s management will host a conference call to discuss its financial results on Thursday, February 22, 2024, at 8:30 a.m. Eastern Time. A live webcast of the call can be accessed from Fiverr’s Investor Relations website. An archived version will be available on the website after the call. To participate in the Conference Call, please register at the link here.

About Fiverr

Fiverr’s mission is to change how the world works together. We exist to democratize access to talent and to provide talent with access to opportunities so anyone can grow their business, brand, or dreams. From small businesses to Fortune 500, over 4 million customers worldwide worked with freelance talent on Fiverr in the past year, ensuring their workforces remain flexible, adaptive, and agile. With Fiverr Business Solutions, large companies can find the right talent and tools, tailored to their needs to help them thrive and grow. On Fiverr, you can find over 700 skills, ranging from programming to 3D design, digital marketing to content creation, from video animation to architecture.

Don’t get left behind - come be a part of the future of work by visiting fiverr.com, read our blog, and follow us on Twitter, Instagram, and Facebook.

Investor Relations:
Jinjin Qian
investors@fiverr.com

Press:
Siobhan Aalders
press@fiverr.com

CONSOLIDATED BALANCE SHEETS
(In thousands)

	December 31,	December 31,
	2023	2022
	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	$183,674	$86,752
Restricted cash	-	1,137
Marketable securities	147,806	241,293
User funds	151,602	143,020
Bank deposits	85,893	134,000
Restricted deposit	1,284	-
Other receivables	24,217	19,019
Total current assets	594,476	625,221

Marketable securities	328,332	189,839
Property and equipment, net	4,735	5,660
Operating lease right of use asset	6,720	9,077
Intangible assets, net	10,722	14,770
Goodwill	77,270	77,270
Other non-current assets	1,349	1,965
Total assets	$1,023,604	$923,802

Liabilities and Shareholders' Equity
Current liabilities:
Trade payables	$5,494	$8,630
User accounts	142,203	133,032
Deferred revenue	11,047	11,353
Other account payables and accrued expenses	44,110	41,328
Operating lease liabilities	2,571	2,755
Total current liabilities	205,425	197,098

Long-term liabilities:
Convertible notes	455,305	452,764
Operating lease liabilities	4,482	6,649
Other non-current liabilities	2,618	1,559
Total long-term liabilities	462,405	460,972
Total liabilities	$667,830	$658,070

Shareholders' equity:
Share capital and additional paid-in capital	640,846	565,834
Accumulated deficit	(284,358)	(288,039)
Accumulated other comprehensive income (loss)	(714)	(12,063)
Total shareholders' equity	355,774	265,732
Total liabilities and shareholders' equity	$1,023,604	$923,802

 CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)	(Audited)
Revenue	$91,502	$83,130	$361,375	$337,366
Cost of revenue	15,473	15,814	61,846	65,948
Gross profit	76,029	67,316	299,529	271,418

Operating expenses:
Research and development	22,054	21,328	90,720	92,563
Sales and marketing	39,767	40,448	161,208	174,599
General and administrative	15,816	7,762	62,710	51,161
Impairment of intangible assets	-	-	-	27,629
Total operating expenses	77,637	69,538	314,638	345,952
Operating loss	(1,608)	(2,222)	(15,109)	(74,534)
Financial income, net	6,914	1,391	20,163	3,624
Income (loss) before income taxes	5,306	(831)	5,054	(70,910)
Income taxes	(605)	(468)	(1,373)	(577)
Net income (loss) attributable to ordinary shareholders	$4,701	$(1,299)	$3,681	$(71,487)
Basic net income (loss) per share attributable to ordinary shareholders	$0.12	$(0.03)	$0.10	$(1.94)
Basic weighted average ordinary shares	38,501,155	37,411,657	38,066,203	36,856,140
Diluted net income (loss) per share attributable to ordinary shareholders	$0.12	$(0.03)	$0.09	$(1.94)
Diluted weighted average ordinary shares	39,286,967	37,411,657	39,151,047	36,856,140

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)	(Audited)
Operating Activities
Net income (loss)	$4,701	(1,299)	3,681	(71,487)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	1,287	1,995	5,987	10,185
Exchange rate fluctuations and other items, net	(214)	(157)	71	5
Amortization of premium and accretion of discount of marketable securities, net	(1,841)	1,333	(730)	6,385
Amortization of discount and issuance costs of convertible notes	637	633	2,541	2,527
Shared-based compensation	16,792	17,026	68,698	71,755
Impairment of intangible assets	-	-	-	27,629
Impairment of lease ROU asset	211	-	211	-
Changes in assets and liabilities:
User funds	8,880	2,277	(8,582)	(15,307)
Operating lease ROU assets and liabilities	358	62	(205)	(1,485)
Other receivables	3,379	(10)	(2,877)	(4,847)
Trade payables	2,099	2,771	(3,195)	(113)
Deferred revenue	(1,989)	(263)	(306)	(792)
User accounts	(7,140)	(1,933)	9,171	14,416
Account payable, accrued expenses and other	752	(5,368)	8,232	3,994
Revaluation of contingent consideration	(570)	(7,462)	(570)	(12,249)
Payment of contingent consideration	-	-	-	(504)
Non-current liabilities	207	-	1,059	-
Net cash provided by operating activities	27,549	9,605	83,186	30,112

Investing Activities
Investment in marketable securities	(46,394)	(51,694)	(309,155)	(141,701)
Proceeds from sale of marketable securities	40,780	13,180	273,186	130,701
Bank and restricted deposits	31,245	(37,863)	46,858	-
Acquisition of intangible asset	-	-	-	(175)
Purchase of property and equipment	(135)	(87)	(1,053)	(1,198)
Capitalization of internal-use software and other	(3)	19	(60)	(1,000)
Other non-current assets	-	(73)	-	(1,251)
Net cash provided by (used in) investing activities	25,493	(76,518)	9,776	(14,624)

Financing Activities
Payment of contingent consideration	-	-	-	(1,105)
Proceeds from exercise of share options	364	1,457	2,765	3,765
Tax withholding in connection with employees' options exercises and vested RSUs	163	258	87	(2,028)
Repayment of long-term loan	-	-	-	(2,269)
Net cash provided by (used in) financing activities	527	1,715	2,852	(1,637)

Effect of exchange rate fluctuations on cash and cash equivalents	220	151	(29)	(32)

Increase in cash, cash equivalents and restricted cash	53,789	(65,047)	95,785	13,819
Cash, cash equivalents and restricted cash at the beginning of period	129,885	152,936	87,889	74,070
Cash and cash equivalents at the end of period	$183,674	87,889	183,674	87,889

KEY PERFORMANCE METRICS

	Twelve Months Ended
	December 31,
	2023	2022

Annual active buyers (in thousands)	4,077	4,275
Annual spend per buyer ($)	278	262

RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT
(In thousands, except gross margin data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)
GAAP gross profit	$76,029	$67,316	$299,529	$271,418
Add:
Share-based compensation and other	633	565	2,497	2,520
Depreciation and amortization	709	1,170	3,253	6,065
Non-GAAP gross profit	$77,371	$69,051	$305,279	$280,003
Non-GAAP gross margin	84.6%	83.1%	84.5%	83.0%

RECONCILIATION OF GAAP NET INCOME (LOSS) TO NON-GAAP NET INCOME AND NET INCOME PER SHARE
(In thousands, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)
GAAP net income (loss) attributable to ordinary shareholders	$4,701	$(1,299)	$3,681	$(71,487)
Add:
Depreciation and amortization	1,287	1,995	5,987	10,185
Share-based compensation	16,792	17,026	68,698	71,755
Impairment of intangible assets	-	-	-	27,629
Contingent consideration revaluation, acquisition related costs and other	(359)	(7,403)	(359)	(10,613)
Convertible notes amortization of discount and issuance costs	637	633	2,541	2,527
Exchange rate (gain)/loss, net	42	(209)	(131)	(1,141)
Non-GAAP net income	$23,100	$10,743	$80,417	$28,855
Weighted average number of ordinary shares - basic	38,501,155	37,411,657	38,066,203	36,856,140
Non-GAAP basic net income per share attributable to ordinary shareholders	$0.60	$0.29	$2.11	$0.78

Weighted average number of ordinary shares - diluted	41,440,827	40,783,489	41,304,907	40,662,057
Non-GAAP diluted net income per share attributable to ordinary shareholders	$0.56	$0.26	$1.95	$0.71

RECONCILIATION OF GAAP NET INCOME (LOSS) TO ADJUSTED EBITDA
(In thousands, except Adjusted EBITDA margin data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)
GAAP net income (loss)	$4,701	$(1,299)	$3,681	$(71,487)
Add:
Financial income, net	(6,914)	(1,391)	(20,163)	(3,624)
Income taxes	605	468	1,373	577
Depreciation and amortization	1,287	1,995	5,987	10,185
Share-based compensation	16,792	17,026	68,698	71,755
Impairment of intangible assets	-	-	-	27,629
Contingent consideration revaluation, acquisition related costs and other	(359)	(7,403)	(359)	(10,613)
Adjusted EBITDA	$16,112	$9,396	$59,217	$24,422
Adjusted EBITDA margin	17.6%	11.3%	16.4%	7.2%

 RECONCILIATION OF GAAP TO NON-GAAP OPERATING EXPENSES
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)
GAAP research and development	$22,054	$21,328	$90,720	$92,563
Less:
Share-based compensation	5,836	5,291	24,310	23,828
Depreciation and amortization	191	198	799	801
Non-GAAP research and development	$16,027	$15,839	$65,611	$67,934

GAAP sales and marketing	$39,767	$40,448	$161,208	$174,599
Less:
Share-based compensation	3,166	4,040	13,304	17,196
Depreciation and amortization	309	495	1,601	2,889
Contingent consideration revaluation, acquisition related costs and other	-	(24)	-	(24)
Non-GAAP sales and marketing	$36,292	$35,937	$146,303	$154,538

GAAP general and administrative	$15,816	$7,762	$62,710	$51,161
Less:
Share-based compensation	7,157	7,130	28,587	28,211
Depreciation and amortization	78	132	334	430
Contingent consideration revaluation, acquisition related costs and other	(359)	(7,379)	(359)	(10,589)
Non-GAAP general and administrative	$8,940	$7,879	$34,148	$33,109

Key Performance Metrics and Non-GAAP Financial Measures

This release includes certain key performance metrics and financial measures not based on GAAP, including Adjusted EBITDA, Adjusted EBITDA margin, non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating expenses, non-GAAP net income (loss) and non-GAAP net income (loss) per share as well as operating metrics, including GMV, active buyers, spend per buyer and take rate. Some amounts in this release may not total due to rounding. All percentages have been calculated using unrounded amounts.

We define each of our non-GAAP measures of financial performance, as the respective GAAP balances shown in the above tables, adjusted for, as applicable, depreciation and amortization, share-based compensation expenses, contingent consideration revaluation, acquisition related costs and other, income taxes, amortization of discount and issuance costs of convertible note, financial (income) expenses, net. Non-GAAP gross profit margin represents non-GAAP gross profit expressed as a percentage of revenue. We define non-GAAP net income (loss) per share as non-GAAP net income (loss) divided by GAAP weighted-average number of ordinary shares basic and diluted.

We define GMV or Gross Merchandise Value as the total value of transactions ordered through our platform, excluding value added tax, goods and services tax, service chargebacks and refunds. Active buyers on any given date is defined as buyers who have ordered a Gig or other services on our platform within the last 12-month period, irrespective of cancellations. Spend per buyer on any given date is calculated by dividing our GMV within the last 12-month period by the number of active buyers as of such date. Take rate is revenue for any such period divided by GMV for the same period.

Management and our board of directors use these metrics as supplemental measures of our performance that is not required by, or presented in accordance with GAAP because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items not directly resulting from our core operations. We also use these metrics for planning purposes, including the preparation of our internal annual operating budget and financial projections, to evaluate the performance and effectiveness of our strategic initiatives and capital expenditures and to evaluate our capacity to expand our business.

Adjusted EBITDA, Adjusted EBITDA margin, non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating expenses, non-GAAP net income (loss) and non-GAAP net income (loss) per share as well as operating metrics, including GMV, active buyers, spend per buyer and take rate should not be considered in isolation, as an alternative to, or superior to net loss, revenue, cash flows or other performance measure derived in accordance with GAAP. These metrics are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Management believes that the presentation of non-GAAP metrics is an appropriate measure of operating performance because they eliminate the impact of expenses that do not relate directly to the performance of our underlying business.

These non-GAAP metrics should not be construed as an inference that our future results will be unaffected by unusual or other items. Additionally, Adjusted EBITDA and other non-GAAP metrics used herein are not intended to be a measure of free cash flow for management's discretionary use, as they do not reflect our tax payments and certain other cash costs that may recur in the future, including, among other things, cash requirements for costs to replace assets being depreciated and amortized. Management compensates for these limitations by relying on our GAAP results in addition to using Adjusted EBITDA and other non-GAAP metrics as supplemental measures of our performance. Our measure of Adjusted EBITDA and other non-GAAP metrics used herein is not necessarily comparable to similarly titled captions of other companies due to different methods of calculation.

See the tables above regarding reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures.

We are not able to provide a reconciliation of Adjusted EBITDA and Adjusted EBITDA margin guidance for the first quarter of 2024 and the fiscal year ending December 31, 2024, and long term to net income (loss), the nearest comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA and Adjusted EBITDA margin cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of share based compensation, amortization of intangible assets, impairment of intangible assets, income or loss on revaluation of contingent consideration, other acquisition-related costs, convertible notes amortization of discount and issuance costs and exchange rate income or loss, as applicable without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, GAAP measures in the future.

Forward Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our expected financial performance and operational performance for the first quarter of 2024, the fiscal year ending December 31, 2024, our long term Adjusted EBITDA margin goals, our expected future Adjusted EBITDA margin, our business plans and strategy, our expectations regarding AI services and developments, our expectations regarding market share expansion, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: political, economic and military instability in Israel, including related to the war in Israel; our ability to successfully implement our business plan within adverse economic conditions that may impact the demand for our services or have a material adverse impact on our business, financial condition and results of operations; our ability to attract and retain a large community of buyers and freelancers; our ability to generate sufficient revenue to achieve or maintain profitability; our ability to maintain and enhance our brand; our dependence on the continued growth and expansion of the market for freelancers and the services they offer; our dependence on traffic to our website; our ability to maintain user engagement on our website and to maintain and improve the quality of our platform; our operations within a competitive market; our ability and the ability of third parties to protect our users’ personal or other data from a security breach and to comply with laws and regulations relating to data privacy, data protection and cybersecurity; our ability to manage our current and potential future growth; our dependence on decisions and developments in the mobile device industry, over which we do not have control; our ability to detect errors, defects or disruptions in our platform; our ability to comply with the terms of underlying licenses of open source software components on our platform; our ability to expand into markets outside the United States and our ability to manage the business and economic risks of international expansion and operations; our ability to achieve desired operating margins; our ability to comply with a wide variety of U.S. and international laws and regulations; our ability to attract, recruit, retain and develop qualified employees; our reliance on Amazon Web Services; our ability to mitigate payment and fraud risks; our dependence on relationships with payment partners, banks and disbursement partners; and the other important factors discussed under the caption “Risk Factors” in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on February 22, 2024, as such factors may be updated from time to time in our other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.